Exhibit 99 (a)

FOR IMMEDIATE RELEASE

July 14, 2005

NOVA Chemicals and GRUPO IDESA to form styrenic polymers
Joint Venture in Mexico

Venture focuses on fast-growing construction applications

Pittsburgh, PA – NOVA Chemicals Corporation today announced it has reached an agreement in principle to form a 50:50 joint venture (JV) in Mexico with GRUPO IDESA.  The new venture, to be called NOVIDESA, SA de CV, plans to be a market leader in high value expandable polystyrene (EPS) for applications such as construction and packaging in the growing Mexican market. NOVIDESA will also distribute NOVA Chemicals’ solid polystyrene in Mexico.  The new JV will be formed by a cashless transaction and is expected to commence operations in September 2005.

“This JV leverages our technology research investment and our intellectual property, and it builds on our relationship with GRUPO IDESA, an ideal partner for us in Mexico,” said Chris Pappas, President of NOVA Chemicals’ Styrenics Business.  “We are very pleased to bring our industry-leading EPS process technology, exclusive application designs and value-added polymer products to the rapidly expanding Mexican market.”

GRUPO IDESA’s Chief Executive Officer, Jose Luis Uriegas, said, “We are delighted to bring outstanding technology, innovative products and applications to both new and existing customers in Mexico.  We are confident that the new products offered by the JV will help meet the performance requirements of growing Mexican markets, particularly through highly efficient, high-tech construction applications.”

EPS production for the new JV will come from GRUPO IDESA´s Apizaco facility in the state of Tlaxcala (located 120 km or 75 miles east of Mexico City). The JV plans to convert solid polystyrene (SPS) production to higher value EPS production to meet the expected growth in construction application demand.

GRUPO IDESA, a private Mexican company, has been a leader in the Mexican petrochemical market for 50 years and a polystyrene producer for 26 years. GRUPO IDESA is one of the five largest petrochemical companies located in Mexico and is fully committed in its operations to Responsible Care and the ISO-9001:2000 certification program. Visit GRUPO IDESA on the Internet at www.grupoidesa.com.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products.  We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

GRUPO IDESA:

Ing. Víctor Grajales – Promotion Manager

Tel. 52-55-5082 2040

E-mail: vgrajales@idesa.com.mx

Graphics and photos available upon request.

Forward-Looking Information

The information in this news release contains forward-looking statements.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.  These risks and uncertainties include:  uncertainties regarding negotiations and the completion of final documentation for the new joint venture; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.  There can be no assurances that the terms of such joint venture will be acceptable to NOVA Chemicals, or that any such joint venture will be successfully completed or that it will be completed within the anticipated time frame or on the anticipated terms.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.